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EXHIBIT 99.1

FALCONBRIDGE LIMITED
("Formerly Noranda Inc.")

CONSOLIDATED STATEMENT OF EARNINGS

(US$ millions, unaudited)

	Second Quarter		Six months ended June 30
	2005	2004	2005	2004
Revenues	$2,124	$1,694	$4,100	$3,347

Operating expenses
Cost of operations	682	535	1,310	999
Purchased raw materials	831	749	1,606	1,460
Depreciation, amortization and accretion	147	126	265	243

	1,660	1,410	3,181	2,702

Income generated by operating assets	464	284	919	645
Interest expense, net	44	40	76	69
Corporate and general administration	19	15	36	28
Research, development and exploration	15	12	27	19
Minority interest in earnings of subsidiaries	55	64	149	143

Income before undernoted	331	153	631	386
Other income	(1)	(12)	—	(17)
Tax expense	130	57	253	143

Net Income	$202	$108	$378	$260
Dividends on preferred shares	4	3	7	7

Net Income attributable to common shares	$198	$105	$371	$253

Basic earnings per common share	$0.62	$0.35	$1.20	$0.86

Diluted earnings per common share	$0.61	$0.35	$1.19	$0.85

Basic weighted average number of shares — 000s	322,566	296,249	309,782	295,922
Diluted weighted average number of shares — 000s	329,262	303,483	316,552	303,161

FALCONBRIDGE LIMITED
("Formerly Noranda Inc.")
CONSOLIDATED BALANCE SHEETS
(US$ millions, unaudited)

	June 30 2005	December 31 2004
Assets
Current assets
Cash and cash equivalents	$1,517	$884
Accounts receivable	980	948
Metals and other inventories	1,505	1,436

	4,002	3,268
Operating capital assets	6,699	4,870
Development projects	1,527	1,166
Investments and other assets	287	324

	$12,515	$9,628

Liabilities and Equity
Current Liabilities
Accounts and taxes payable	$1,205	$1,265
Debt due within one year	1,003	570

	2,208	1,835
Long-term debt	3,027	2,736
Preferred share liabilities	870	122
Future income taxes	1,087	304
Asset retirement obligation, pension and other provisions	703	595
Stockholders' interests:
Interests of other shareholders	49	1,197
Shareholders' equity	4,571	2,839

	$12,515	$9,628

FALCONBRIDGE LIMITED
("Formerly Noranda Inc.")
CONSOLIDATED STATEMENTS OF CASHFLOWS
(US$ millions, unaudited)

	Second Quarter		Six months ended June 30
	2005	2004	2005	2004
Cash realized from (used for):
Operations
Net income	$202	$108	$378	$260
Charges (credits) not affecting cash:
Depreciation and amortization	131	121	256	227
Future taxes	49	10	124	53
Minority interest	55	64	149	143
Foreign exchange, and other	(13)	(10)	(32)	(42)

	424	293	875	641
Net change in accounts receivable, inventories and payables	(70)	(40)	(136)	(128)

Cash from operations	354	253	739	513

Investment activities
Capital investments	(162)	(146)	(272)	(270)
Investments and advances	(2)	118	(5)	128
Proceeds on dispositions	3	1	6	3

Cash used in investment activities	(161)	(27)	(271)	(139)

Financing activities
Long-term debt, including current portion
Issued	501	113	514	141
Repaid	(125)	(300)	(279)	(344)
Issue of shares — common	4	5	12	18
Share purchase plan repayment	2	—	2	—
Dividends paid	(31)	(29)	(64)	(59)
Issue of shares — minority shareholders	2	3	18	14
Dividends paid to minority shareholders	(29)	(9)	(38)	(17)

	324	(217)	165	(247)

Increase in cash and cash equivalents	517	9	633	127
Cash and cash equivalents, beginning of period	1,000	619	884	501

Cash and cash equivalents, end of period	$1,517	$628	$1,517	$628

FALCONBRIDGE LIMITED
("Formerly Noranda Inc.")

SALES VOLUMES & REALIZED PRICES

				Six months ended June 30
		Second quarter
	100% basis, except as noted
		2005	2004	2005	2004
Metal Sales (tonnes, except as noted)
Copper
Copper business
CCR		66,558	65,686	135,610	150,672
Kidd Creek		28,045	13,930	51,405	36,720
Horne — (concentrates)		—	11,338	—	15,190
Antamina — (concentrates)	(33.75%)	14,218	18,500	44,238	35,951
Collahuasi — (concentrates)	(44%)	29,171	30,390	65,147	49,365
Collahuasi	(44%)	7,094	11,114	13,780	17,028
Lomas Bayas		16,330	13,645	33,835	28,681
Altonorte — (anodes)		41,526	43,567	72,724	98,664

		202,942	208,170	416,739	432,271
Nikkelverk		15,476	11,464	30,953	24,661

		218,418	219,634	447,692	456,932

Nickel		22,002	18,025	43,268	36,143
Ferronickel		6,738	7,808	13,253	14,585
Zinc
Copper business
Kidd Creek		38,727	33,675	73,251	60,200
Kidd Creek — (concentrates)		10,171	—	16,579	—
Antamina — (concentrates)	(33.75%)	10,687	19,931	25,837	34,150

		59,585	53,606	115,667	94,350
Zinc business
Brunswick/Matagami — (concentrates)		55,704	70,997	115,833	145,131

		115,289	124,603	231,500	239,481

Aluminum
Primary Aluminum — shipments		61,834	65,680	123,644	126,425
Norandal — shipments		43,548	45,796	89,162	88,184
Alumina — shipments	(50%)	89,679	—	179,598	—
Bauxite — shipments	(50%)	243,514	—	451,066	—
Lead		22,435	29,263	44,158	50,474
Molybdenum concentrate
Antamina	(33.75%)	587	114	1,179	157
Gold — 000 ounces		202	225	386	461
Silver — 000 ounces
CCR		9,166	10,193	17,480	19,519
Kidd Creek		1,781	83	2,255	741
Antamina	(33.75%)	383	655	763	1,078

		11,330	10,931	20,498	21,338

Average Realized Prices — (US$ per pound, except as noted)
Copper		1.57	1.27	1.55	1.21
Nickel		7.64	5.76	7.34	6.32
Ferronickel		7.55	5.85	7.13	6.29
Zinc		0.63	0.51	0.63	0.52
Aluminum		0.90	0.83	0.91	0.81
Lead		0.50	0.40	0.50	0.41
Gold — (US$ per ounce)		419.74	394.71	426.80	399.24
Silver — (US$ per ounce)		7.06	6.41	7.08	6.37
Exchange Rate (US$1 = Cdn$1)		0.80	0.74	0.81	0.75

FALCONBRIDGE LIMITED
("Formerly Noranda Inc.")
PRODUCTION VOLUMES

				Six months ended June 30
		Second quarter
	100% basis, except as noted
		2005	2004	2005	2004
Mine Production (tonnes, except as noted)
Copper
Copper business
Kidd Creek		9,943	14,292	21,098	23,588
Antamina	(33.75%)	30,968	30,976	61,998	56,533
Collahuasi	(44%)	43,228	46,433	90,202	81,802
Lomas Bayas		16,202	14,914	32,525	30,642

		100,341	106,615	205,823	192,565
Matagami		—	2,024	—	3,880
Brunswick		1,553	1,357	2,825	3,199
Sudbury		7,005	7,476	12,991	11,279
Montcalm		1,114	128	2,164	177
Raglan		1,377	1,605	2,902	3,338
Other		3,959	2,943	7,280	7,373

		115,349	122,148	233,985	221,811

Nickel
Sudbury		5,566	5,728	11,688	10,132
Montcalm		2,203	280	4,153	280
Raglan		5,239	6,229	11,217	12,897

		13,008	12,237	27,058	23,309

Ferronickel		7,675	6,871	14,149	14,870
Zinc
Zinc business
Brunswick		72,001	62,280	139,068	135,860
Matagami		—	31,771	—	58,445

		72,001	94,051	139,068	194,305
Kidd Creek		36,763	10,700	64,189	31,492
Antamina	(33.75%)	18,314	18,309	38,486	40,778
Other		2,539	2,847	5,127	4,391

		129,617	125,907	246,870	270,966

Lead		20,449	17,138	39,342	37,425
Silver — 000 ounces
Copper business
Kidd Creek		1,037	757	1,864	1,951
Antamina	(33.75%)	832	736	1,754	1,389

		1,869	1,493	3,618	3,340
Brunswick		1,603	1,363	3,089	2,965
Matagami		—	119	—	233
Other		103	73	169	123

		3,575	3,048	6,876	6,661

Metal Production (tonnes, except as noted)
Refined copper
Copper business
CCR		67,221	68,288	134,210	146,448
Kidd Creek		34,839	19,531	66,299	53,253
Collahuasi	(44%)	6,451	5,669	13,264	11,821
Lomas Bayas		16,202	14,914	32,525	30,642

		124,713	108,402	246,298	242,164
Nikkelverk		9,700	9,234	18,652	18,980

		134,413	117,636	264,950	261,144

Copper anodes
Horne		31,423	41,199	64,485	84,433
Kidd Creek		36,265	17,580	70,709	51,177
Altonorte		81,290	67,242	139,395	131,092

		148,978	126,021	274,589	266,702

Refined nickel
Nikkelverk		21,181	16,099	42,637	34,958
Falcondo		7,675	6,871	14,149	14,870

		28,856	22,970	56,786	49,828

Refined zinc
Kidd Creek		35,573	35,918	73,538	64,376
Primary aluminum		61,705	61,642	123,078	122,862
Fabricated aluminum		43,548	45,796	89,162	88,184
Alumima	(50%)	148,741	—	299,617	—
Bauxite	(50%)	478,292	—	941,209	—
Refined lead		22,950	28,240	44,544	53,388
Molybdenum concentrate	(33.75%)	492	241	923	322
Refined gold — 000 ounces		245	266	458	535
Refined silver — 000 ounces		9,063	10,236	17,273	20,359

FALCONBRIDGE LIMITED
("Formerly Noranda Inc.")

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of US dollars, except as otherwise indicated)
(Unaudited)

1.     ACCOUNTING POLICIES

  These unaudited interim consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures have been included in Noranda Inc.'s ("Noranda's") 2004 annual consolidated financial statements except as discussed in Note 2 below. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with Noranda's audited annual consolidated financial statements and the accompanying notes included in the 2004 Annual Report.

  As is further described in Note 3, Noranda has acquired all of the issued and outstanding common shares of Falconbridge Limited ("the former Falconbridge") that it did not previously own. On June 30, 2005, Noranda amalgamated with the former Falconbridge and the newly amalgamated company (the "Company") was continued under the name Falconbridge Limited.

2.     CHANGE IN ACCOUNTING STANDARDS

  Effective January 1, 2005, Falconbridge adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations for presentation of convertible debentures and preferred shares (CICA 3860) and variable interest entities (AcG -15).

  a)
  Convertible Debentures

  The principal amount of Falconbridge's outstanding convertible debentures of Cdn$150 due on April 30, 2007 was previously classified as an equity instrument due to the Company's ability to settle principal payment by issuance of its shares. In accordance with the amended standard under CICA 3860, Falconbridge has presented the liability component of its convertible debentures as long term debt and the equity component as contributed surplus. The liability represents the present value of the principal payment of the debentures and the equity component represents the fair value of the holder's conversion feature. The stated interest payments and accretion expense from adjusting the time value of the principal of the debentures over time are recorded as interest expense in the consolidated statement of earnings.

  The cumulative impact of the adoption of the standard on January 1, 2005 was to decrease retained earnings by $43, increase the liability component of convertible debentures by $98, decrease equity by $46 and decrease the cumulative translation adjustment by $9. Adoption of the new standard increased earnings by $1 for the three months ended June 30, 2005 (2004 — $nil) and reduced earnings by $nil for the six months ended June 30, 2005 (2004 — $1).

  b)
  Preferred Shares Series H

  The Company has $Cdn150 of cumulative preferred shares, series H, which provide the holders with an entitlement to convert the shares to the Company's common shares after a specified date and were previously reported as equity instruments in accordance with its legal form. As a result of the new accounting recommendations under CICA 3860 on presentation of financial instruments, the preferred shares have been reclassified as liabilities because their conversion feature represents a fixed obligation to the Company. The dividends paid are reported as interest expense in the consolidated statement of earnings.

  The cumulative impact of the adoption of the standard on January 1, 2005 was to decrease retained earnings by $14, increase liabilities by $122, decrease equity by $99 and decrease cumulative translation adjustment by $9. Adoption of the new standard reduced earnings by $1 for the three months ended June 30, 2005 (2004 — $nil) and reduced earnings by $2 for the six months ended June 30, 2005 (2004 — $nil).

  c)
  Variable Interest Entities ("VIEs")

  Effective January 1, 2005, the Company adopted the recommendations of AcG-15 which details the requirements on the consolidation of VIEs. VIEs include entities where the equity invested is considered insufficient to finance the entity's activities without additional subordinated financial support from other parties. AcG-15 requires the Company to consolidate VIEs if the investment it holds in these entities and/or the relationship it has with them result in it being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both.

  As a result of the new standard, the Company has consolidated a customer securitization vehicle, which has purchased trade accounts receivable from the Company. The cumulative impact of the consolidation of the vehicle on January 1, 2005 was to increase current assets by $17 and increase current liabilities by $17 with no impact on opening retained earnings. The impact of the adopting AcG-15 on the balance sheet as at June 30, 2005 and the consolidated statement of earnings for the six months ended June 30, 2005 is nominal.

3.     BUSINESS COMBINATION

  During the quarter, the Company completed the two-step acquisition of 41.5% of all the issued and outstanding common shares of the former Falconbridge that it did not previously own, pursuant to the offer to purchase dated March 9, 2005. The acquisition was done on a share-exchange basis with one common share of the former Falconbridge exchanged for 1.77 common shares of the Company. The former Falconbridge is a producer of nickel, copper, cobalt and platinum and has mining and metallurgical operations mainly in Canada and South America.

  The first step of the acquisition was completed on May 5, 2005 when the Company successfully acquired 32.3% of all the issued and outstanding common shares of the former Falconbridge, increasing its ownership to 90.8% of the outstanding former Falconbridge common shares.

  On June 30, 2005, the Company completed the second step of the acquisition by proceeding with its intent to acquire the remaining 9.2% of the former Falconbridge common shares and assumed 100% of the preferred shares and stock options obligations of the former Falconbridge. The second step of the acquisition was completed by way of an amalgamation of Noranda and the former Falconbridge ("the Amalgamation") and the newly amalgamated company is continued under the name Falconbridge Limited. The results of operation of the former Falconbridge from April 1, 2005 to May 4, 2005 have been included in the company's consolidated statements of earnings at 58.5% and from May 5, 2005 to June 30, 2005 at 90.8%.

  The allocation of the purchase price related to this acquisition is preliminary and will be refined as information relating to the valuation of operating capital assets and development projects is finalized. The preliminary fair values of the assets and liabilities of the former Falconbridge and the preliminary allocation of the purchase consideration are as follows:

US$ millions except share price and common shares issued
Calculation of preliminary allocation of purchase price:
Common shares of the Company issued to the former Falconbridge shareholders	132,840,681
The average closing market price of the Company's shares over the six trading days from March 4 through March 11, 2005 (the purchase offer announcement date was March 9, 2005)	$19.07

Fair value of the Company's common stock issued	$2,534
Fair value of options to be assumed by the Company (24% vested)	7
Direct acquisition costs incurred by the Company	16

Total purchase price	$2,557

The preliminary fair value of assets acquired by the Company
Cash and cash equivalents	353
Accounts receivable	178
Metals and other inventories	308
Operating capital assets	3,055
Development projects	621
Investments and other assets	45
The preliminary fair value of liabilities assumed by the Company
Accounts and taxes payable	(177)
Debt due within one year	(106)
Long-term debt	(480)
Future income taxes	(838)
Asset retirement obligation, pension and other provisions	(257)
Interests of other shareholders	(15)
Preferred shares assumed by the company	(130)

Net assets purchased	$2,557

4.     ISSUANCE OF DEBENTURES

  On June 8, 2005, the Company sold $250 aggregate principal amount of 12-year notes and $250 aggregate principal amount of 30-year notes under the Company's base shelf prospectus. The 12-year notes, which are unsecured, bear interest at the rate of 5.5% per annum and mature on June 15, 2017. The 30-year notes, which are also unsecured, bear interest at the rate of 6.2% per annum and mature on June 15, 2035. Both series of notes are redeemable in whole or in part at any time at a redemption price equal to 100% of their principal amount plus a make-whole premium.

5.     JUNIOR PREFERRED SHARES

  On May 5, 2005, 63.4 million common shares were repurchased in exchange for 50 million of three series of junior preferred shares with a fair value of $1,250. In accordance with the amended CICA 3860, these preferred shares are accounted for as liabilities and they are measured at their fair value which is the closing quoted market price on the their first trading day of May 5, 2005. The junior preference shares consist of 20 million Series 1 Shares, 20 million Series 2 Shares, and 10 million Series 3 Shares. The holders of Series 1 Shares are entitled to receive dividends in the amount of $1.50 per share, per annum, payable quarterly. The Series 1 Shares are redeemable by the Company at any time and must be redeemed by the Company on the date that is five years plus one day from the date of issue of the Series 1 Shares. The holders of Series 2 Shares are entitled to receive dividends in the amount of $1.5625 per share, per annum, payable quarterly. The Series 2 Shares are redeemable by the Company at any time and must be redeemed by the Company on June 30, 2012. The holders of Series 3 Shares are entitled to receive dividends in the amount of $1.625 per share, per annum, payable quarterly. The Series 3 Shares are redeemable by the Company at any time and must be redeemed by the Company on June 30, 2015.

6.     STOCK-BASED COMPENSATION

  During 2005, the Company granted 841,200 stock options at a price of CDN$21.66 per share. These options have a 10-year term, vesting 20% per year over the first five years. The compensation expense associated with this stock option series was calculated using the Black-Scholes valuation model, assuming a 8-year term, 25% volatility, a weighted-average expected dividend of 2.23% annually and an interest rate of 4.15%, and is being charged against net income over its vesting period.

  No new stock options were granted by the Company during the three months ended June 30, 2005. Due to the amalgamation (Note 3), the Company assumed the stock option obligations of the former Falconbridge and the stock options retained their original attributes. The fair value of the unvested stock options as at June 30, 2005 amounts to $17. The value of the stock options was calculated using the Black Scholes valuation model, assuming a 7-year term, 26% volatility and a weighted-average expected dividend of 2.34% annually. The value is being charged against net income over the vesting periods of the stock options.

  Corporate and general administration, for the three months and six months ended June 30, 2005, include compensation costs of $1 and $2 (2004 — $1 and $2 respectively), relating to outstanding options.

7.     EXCHANGE GAINS AND LOSSES ON HEDGES OF FOREIGN-DENOMINATED EXPOSURES

  The majority of the Company's products are denominated in US dollars or indexed to US dollar prices. In addition, operating costs of the Company's assets are also denominated in their local currency and exposed to exchange volatility. The Company hedges its Canadian dollar costs using foreign currency exchange contracts.

  The Company's operating costs for the three months and six months ended June 30, 2005 include realized exchange gains from the settlement of various cost hedge contracts of $12 and $32 (2004 — $14 and $39, respectively).

  Hedges of other foreign currency denominated monetary assets and liabilities, generated losses of $11 and $10 for the three and six months ended June 30, 2005 (2004 — $nil and $5 gain, respectively).

8.     CAPITALIZED INTEREST

  During the three and six months ended June 30, 2005, the Company capitalized $10 and $19, respectively, of interest costs associated with projects under development (2004 — $7 and $17, respectively).

9.     POST-EMPLOYMENT BENEFITS

  Post-employment benefit expenses for the three and six months ended June 30, 2005 and 2004 are summarized as follows:

	Three months		Six Months
Periods ending June 30,
	2005	2004	2005	2004
Defined benefit plans	12	15	23	27
Defined contribution plans	3	3	6	5
Other benefits plans	7	6	15	12

	22	24	44	44

10.   SHAREHOLDERS' EQUITY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(US$ millions)

	June 30, 2005		December 31, 2004
	Shares (000)	Amount	Shares (000)	Amount
Share capital
Authorized — an unlimited number of:
Preferred, Common and Participating shares
Issued:
Common Shares
Balance, beginning of period	296,970	$2,107	295,228	$2,084
Issued on exercise of stock options	859	13	1,704	22
Issued under dividend re-investment	34	—	38	1
Repurchased (Note 5)	(63,377)	(451)	—	—
Issued under amalgamation (Note 3)	132,841	2,534	—	—

Balance, end of period	367,327	$4,203	296,970	$2,107

Preferred Shares, Series F
Balance beginning and end of period	3,246	59	3,246	59

Preferred Shares, Series G
Balance beginning and end of period	8,754	137	8,754	137

Preferred Shares, Series 1
Balance, beginning of period	—	—	—	—
Assumed through amalgamation (Note 3)	90	1	—	—

Balance, end of period	90	1	—	—

Preferred Shares, Series 2
Balance, beginning of period	—	—	—	—
Assumed through amalgamation (Note 3)	4,787	78	—	—

Balance, end of period	4,787	78	—	—

Preferred Shares, Series 3
Balance, beginning of period	—	—	—	—
Assumed through amalgamation (Note 3)	3,123	51	—	—

Balance, end of period	3,123	51	—	—

Contributed Surplus
Equity component of the convertible debentures		42		42
Stock option valuation (Note 3)		11		3

		53		45

Basic weighted average number of shares — 000s		309,782		296,246

Diluted weighted average number of shares — 000s		316,552		304,122

Retained earnings (deficit):
Balance beginning of period, as previously reported		$288		$(130)
Change in accounting policy:
Reclassification of convertible debentures and preferred shares series H (Note 2)		(57)		(38)

As restated		$231		$(168)
Net income		378		521
Dividends: Common		(58)		(110)
Preferred		(7)		(12)
Cost of shares repurchased in excess of their stated values (Note 5)		(799)		—

Balance, end of period		(255)		231

Currency translation and other at end of period		244		260

Total shareholders' equity		$4,571		$2,839

11.   SEGMENTED INFORMATION

  The Company has four operating segments: Copper, Nickel, Zinc and Aluminum. Inter-segment sales and purchases are made at market prices and trade terms. Operating results and identifiable assets are presented below:

	Second Quarter 2005
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$1,058	613	127	277	49	$2,124

Operating expenses
Cost of operations	278	224	37	137	6	682
Purchase of raw materials	510	145	57	94	25	831
Depreciation, amortization and accretion	68	44	8	11	16	147

	$856	413	102	242	47	$1,660

Income generated by operating assets	$202	200	25	35	2	$464

Interest expense, net						(44)
Corporate and general administration						(19)
Research, development and exploration						(15)
Minority interest in earnings of subsidiaries						(55)

Income before undernoted						$331
Other income						1
Tax expense						(130)

Net income						$202

Capital investments	$62	83	2	8	7	$162

	Second Quarter 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$853	436	110	241	54	$1,694

Operating expenses
Cost of operations	187	158	48	110	32	535
Purchase of raw materials	474	111	37	97	30	749
Depreciation, amortization and accretion	60	31	15	10	10	126

	$721	300	100	217	72	$1,410

Income (loss) generated by operating assets	$132	136	10	24	(18)	$284

Interest expense, net						(40)
Corporate and general administration						(15)
Research, development and exploration						(12)
Minority interest in earnings of subsidiaries						(64)

Income before undernoted						$153
Other income						12
Tax expense						(57)

Net income						$108

Capital investments	$72	63	—	5	6	$146

	Six Months ended June 30, 2005
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$2,038	1,151	246	574	91	$4,100

Operating expenses
Cost of operations	532	397	87	276	18	1,310
Purchase of raw materials	950	287	111	205	53	1,606
Depreciation, amortization and accretion	123	73	17	23	29	265

	$1,605	757	215	504	100	$3,181

Income (loss) generated by operating assets	$433	394	31	70	(9)	$919

Interest expense, net						(76)
Corporate and general administration						(36)
Research, development and exploration						(27)
Minority interest in earnings of subsidiaries						(149)

Income before undernoted						$631
Tax expense						(253)

Net income						$378

Total assets, excluding cash and short-term investments	$5,363	3,491	384	1,017	743	$10,998

Capital investments	$110	131	3	15	13	$272

	Six Months ended June 30, 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$1,697	917	195	445	93	$3,347

Operating expenses
Cost of operations	382	298	82	213	24	999
Purchase of raw materials	936	233	68	173	50	1,460
Depreciation, amortization and accretion	108	63	33	19	20	243

	$1,426	594	183	405	94	$2,702

Income (loss) generated by operating assets	$271	323	12	40	(1)	$645

Interest expense, net						(69)
Corporate and general administration						(28)
Research, development and exploration						(19)
Minority interest in earnings of subsidiaries						(143)

Income before undernoted						$386
Other income						17
Tax expense						(143)

Net income						$260

Total assets, excluding cash and short-term investments	$4,271	1,808	399	840	739	$8,057

Capital investments	$146	97	1	11	15	$270

12.   SUBSEQUENT EVENTS

  On June 21, 2005, the Company announced its intention to redeem a total of $500 of 20 million of its outstanding Junior Preference Shares on August 11, 2005. The Company will redeem 8 million Junior Preference Shares, Series 1, 8 million Junior Preference Shares, Series 2, and 4 million Junior Preference Shares, Series 3. Each Junior Preference Share will be redeemed at a price of $25.25 plus accrued and unpaid dividends for the period from and including July 1, 2005 to and including August 10, 2005.

13.   COMPARATIVE FIGURES

  The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2005 consolidated statements.

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FALCONBRIDGE LIMITED ("Formerly Noranda Inc.") CONSOLIDATED STATEMENT OF EARNINGS (US$ millions, unaudited)
FALCONBRIDGE LIMITED ("Formerly Noranda Inc.") CONSOLIDATED BALANCE SHEETS (US$ millions, unaudited)
FALCONBRIDGE LIMITED ("Formerly Noranda Inc.") CONSOLIDATED STATEMENTS OF CASHFLOWS (US$ millions, unaudited)
FALCONBRIDGE LIMITED ("Formerly Noranda Inc.") SALES VOLUMES & REALIZED PRICES
FALCONBRIDGE LIMITED ("Formerly Noranda Inc.") PRODUCTION VOLUMES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (US$ millions)